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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated 12 August 2003

ORANGE plc
(Name of Registrant)

St. James Court, Great Park Road
Almondsbury Park, Bradley Stoke
Bristol BS32 4QJ
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒        Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐        No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐        No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

Enclosure:

—
Press statement dated 29 July 2003 "ORANGE SA APPOINTS ALDO CARDOSO AS AN INDEPENDENT DIRECTOR".

ORANGE BOARD APPOINTS ALDO CARDOSO
AS AN INDEPENDENT DIRECTOR

        Paris/London, 29 July 2003.    The Board of directors of Orange SA, under the chairmanship of Thierry Breton, has appointed Aldo Cardoso as an independent director of the wirefree communications company with immediate effect. He fills the vacancy created on the Board by the appointment of Sol Trujillo as Chief Executive Officer of the Company in February 2003. Mr Cardoso's appointment was recommended to the Board by a Nominations committee headed by another independent member.

        Cardoso is a former Chairman of Andersen Worldwide and was elected CEO in April 2002. He has most recently been responsible for managing and orchestrating the complex transition of Andersen's worldwide businesses to a close. He has spent the last fifteen months negotiating with regulators, other professional services bodies and authorities on behalf of Andersen Worldwide. He was formerly Managing Partner of Andersen's French practice that established itself as the number one professional services firm in the country.

Notes to Editors

        Orange and wirefree are trademarks of Orange PCS. The Orange group is one of the world's largest mobile communications companies, with operations in 18 countries across Europe and beyond. It provides a broad range of personal communications services, including Orange GSM1800 services and other digital cellular telephone services. The Orange brand operates in the UK, France, Switzerland, Romania, Denmark, Slovakia, Thailand, the Ivory Coast, the Dominican Republic, Cameroon, the Netherlands, Botswana and Madagascar. The Orange group also has controlled operations in Belgium (Mobistar). The Orange group has a joint controlling interest in Egypt (MobiNil) and minority interests in Portugal (Optimus), Austria (Connect Austria), and Mumbai/India (BPL Mobile). As at the end of March 2003, Orange was the largest mobile operator in both the UK with 13.3 million active customers, and France with over 19.2 million registered customers. As at the end of March 2003, Orange controlled companies had 44.9 million customers worldwide. Further information about Orange can be found on the Orange website at www.orange.com or contact the Orange media centre on + 44 207 984 2000 or + 44 79 73 20 19 11.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Orange plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE PLC
Date: 12 August 2003	By:	/s/ PHILIPPE MCALLISTER
	Name:	Philippe McAllister
	Title:	Director

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ORANGE BOARD APPOINTS ALDO CARDOSO AS AN INDEPENDENT DIRECTOR
SIGNATURES